EXHIBIT 99.1

Golar sale of approximately $100 million of shares in CoolCo

Golar LNG Limited (“Golar”) announces today that it has sold around 8 million shares in Cool Company Ltd. (“CoolCo”) raising net proceeds of approximately $100 million. Following the sale Golar will own around 4.5 million CoolCo shares, representing 8.3% of CoolCo.

Commenting on the sale, Golar CEO Karl Fredrik Staubo said “The sale of CoolCo shares is driven by progress on FLNG growth opportunities, where we expect to deploy the sale proceeds. We are delighted to see CoolCo realizing the potential of the carrier business and delivering on its commitment to industry consolidation and dividend distributions to shareholders”.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

November 3, 2022

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act